Constellation Newholdco, Inc.

c/o Exelon Corporation

10 South Dearborn Street

Chicago, Illinois 60603

September 14, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Gus Rodriguez

Loan Lauren Nguyn

Robert Babula

Irene Barberena-Meissner

Re:	Constellation Newholdco, Inc.

Draft Registration Statement on Form 10-12B

Submitted July 26, 2021

CIK 0001868275

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s letter dated August 23, 2021 (the “Comment Letter”) and one oral comment received by phone with respect to the draft Registration Statement on Form 10-12B submitted by Constellation Newholdco, Inc. (“Constellation” or the “Company”) on July 26, 2021 (the “Form 10”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the Company’s responses.

* * * *

Draft Registration Statement on Form 10-12B

Summary, page 2

1.	We note your disclosure that your information statement contains estimates and projections regarding market and industry data that were obtained from internal Company estimates as well as third-party sources, such as market research, consultant surveys, publicly available information and industry publications and surveys. Please revise to include the names and dates of these studies or reports. To the extent that you commissioned any of the third-party data that you use in the prospectus, also provide the consent of the third-party in accordance with Rule 436. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that relate to your competitive position within your industry or your market opportunity.

Securities and Exchange Commission

September 14, 2021

Company Response:

We believe that we have identified the third party sources of market or industry data where that data is presented in the information statement. As examples:

•	the table on pages 4 and 76 of the information statement labelled “Our Company is the largest Producer of Clean Electricity in the U.S.” is footnoted to show the source as being a report entitled Benchmarking Air Emissions, July 2021, published by M.J. Bradley & Associates LLC

•	the pie charts on pages 5 and 71 of the information statement labelled “Generation Plays a Central Role in Enabling States’ Respective Clean Energy Goals” are footnoted to indicate they are based upon data from the 2020 U.S. Energy Information Administration

•	the map on page 54 of the information statement labelled “14 Customer Choice Jurisdictions” is footnoted as sourced from Retail Energy Supply Association data

•	the charts on pages 61 and 62 of the information statement labelled “U.S. Passenger EV Charging Infrastructure Demand” and “U.S. EV Electricity Demand Outlook,” respectively, are footnoted as coming from Bloomberg New Energy Finance Electric Vehicle Outlook 2020.

We have supplemented the source footnotes or text descriptions, where necessary or unclear, to include the name of the publisher of the information and the date.

We did not commission any of the third party data that is cited in the report. The third party data comes from publicly-available information and reports from government agencies, third party studies and reports identified as sources where the information is presented in the information statement.

With respect to statements regarding our competitive position and market opportunity, we believe the support for those statements is reflected in the discussion in the information statement; although we have modified several of the statements to clarify the basis on which they are made. For example, we have modified the first bulleted phrase under “Our Competitive Strengths” on page 4 of the information statement to read as follows (addition underlined and deletion struck through):

•	~~Uniquely~~ We are positioned to help address the climate crisis and lead to a clean energy future

Securities and Exchange Commission

September 14, 2021

As explained in the response to comment number 2 below, we believe the data from the July 2021 Benchmarking Air Emissions study, which is the latest available study by M.J. Bradley & Associates LLC of carbon emissions from electricity generators, supports the Company’s statement regarding its position as the leading clean energy company and the statement on page 3 under “Summary – Our Operations – Generation” regarding Generation’s operation of the largest zero-carbon fleet in the nation. Our statements regarding operational excellence are based upon the operation and performance of our significant nuclear operations, including (i) capacity factors exceeding industry averages and average refueling outages shorter than industry averages (in each case, based upon published information regarding industry performance), as discussed on pages 6, 68 and 72 (including the “Generation is Defined by Best-in-class Operating Performance” chart on page 73) of the information statement and (ii) the categorization of our nuclear plants in the highest U.S. Nuclear Regulatory Commission performance band, as discussed on page 79 of the information statement. Our statements regarding “strong, proven customer relationships” are based on the historic customer retention rates, as discussed on page 2 under “Summary – Our Operations – Customer-Facing Business: Constellation NewEnergy, Inc. -- Customer Acquisition and Retention” and as illustrated in the “Constellation Benefits from Strong Customer Relationships, with Leading C&I Renewal Rates” chart presented on pages 6 and 67 of the information statement. Our statements regarding Constellation being the “the largest retail commercial and industrial power provider” and “largest customer facing platform in the U.S.” are based upon data concerning non-residential and total estimated annualized terawatt-hours of electricity sold by competitive retailers in the United States shown in “Market Share Landscape / Semi-Annual Assessment of Competitive Energy Activity in the U.S.,” Spring 2020, published by DNV GL.

2.	You state that you are “America’s leading clean energy company.” Revise to substantiate this claim and your other competitive statements in the first paragraph on page 1.

Securities and Exchange Commission

September 14, 2021

Company Response:

We have revised the first paragraph, including the referenced statement, as follows (additions underlined and deletions struck through):

Our Company is America’s leading clean energy company, based on the production of carbon-free electricity. We are the largest supplier of clean energy and sustainable solutions to homes, businesses, public sector, community aggregations and a range of wholesale customers (such as municipalities, cooperatives and other strategics) across the continental U.S., backed by more than 31,000 megawatts of generating capacity consisting of nuclear, wind, solar, natural gas and hydro assets. In 2020, the Company produced nearly 12% of the nation’s carbon-free energy according to published reports on energy delivery by the U.S. Energy Information Administration, making it an important ~~indispensable~~ partner to businesses and state and local governments that are setting ambitious carbon-reduction goals and seeking long-term solutions to the climate crisis.

We believe the statements in the first two sentences are supported by the information shown in the table labelled “Our Company is the Largest Producer of Clean Electricity in the U.S.” on page 4 of the information statement. That table shows the Company’s position in relation to other generation suppliers / competitors based upon a July 2021 Benchmarking Air Emissions study produced independently by M.J. Bradley & Associates LLC. The statement regarding generating capacity and fuel types is supported by information concerning generation facilities shown under “Our Business – Properties and Facilities” on pages 84-88 of the information statement. The statement regarding the percentage of the nation’s carbon-free energy is based on reports on energy delivery by the U.S. Energy Information Administration.

Reasons for the Separation, page 11

3.	Please expand the disclosure to further describe the differences between Exelon’s “competitive generation and customer-facing energy businesses” and its “regulated electric distribution and transmission and gas distribution businesses."

Company Response:

We have modified the disclosure on page 11 of the information statement.

Securities and Exchange Commission

September 14, 2021

Our results could be negatively affected by the impacts of COVID-19, page 23

4.	You disclose that COVID-19 "could" negatively affect your ability to operate your generating assets, your ability to access capital markets, and your results of operations. Please revise your disclosure here and elsewhere as appropriate to clarify that COVID-19 has impacted you and disclose any material effects of COVID-19 on your business, financial condition and results of operations. In this regard, we note your disclosure on page 95 that the estimated impact to your net income was approximately $170 million for the year ended December 31, 2020. Also discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Company Response:

We have revised the risk factor disclosure on page 23 of the information statement as follows (additions underlined and deletions struck through):

“Our results were ~~could be~~ negatively affected by the impacts of COVID-19.

COVID-19 has disrupted economic activity in our markets and ~~COVID-19 could~~ negatively affected ~~our ability to operate our generating assets, our ability to access capital markets, and~~ our results of operations. The estimated impact of COVID-19 to our Net income was approximately $170 million for the year ended December 31, 2020 and is not expected to be material for the year ending December 31, 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant 2020 and 2021 Transactions and Developments — COVID-19” for additional information. We cannot predict the full extent of the impacts of COVID-19, which will depend on, among other things, the rate, and public perceptions of the effectiveness, of vaccinations and rate of resumption of business activity. In addition, any future widespread pandemic or other local or global health issue could adversely affect customer demand and our ability to operate our generation assets.”

We have revised the seventh paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant 2020 and 2021 Transactions and Developments – COVID-19” on page 95 of the information statement as follows (additions underlined):

The estimated impact to our Net income was approximately $170 million for the year ended December 31, 2020 and is not expected to be material for the year ending December 31, 2021.

The existing disclosure on page 96 of the information statement indicates that the Company continues to monitor developments and spread of COVID-19. As noted immediately above, the Company does not expect the impacts to its consolidated financial statements to be material for 2021, and, therefore, does not believe addition disclosure is needed.

Securities and Exchange Commission

September 14, 2021

We could be negatively affected by the impacts of weather, page 23

5.	You disclose on page 96 that beginning on February 15, 2021, your Texas-based generating assets within the ERCOT market, specifically Colorado Bend II, Wolf Hollow II, and Handley, experienced periodic outages as a result of historically severe cold weather conditions. You also disclose that Exelon and Generation estimate a reduction in net income of approximately $670 million to $820 million for the full year 2021 arising from these market and weather conditions. Please expand this risk factor to reflect this event.

Company Response:

We have revised the risk factor disclosure on page 25 as follows (additions underlined and deletions struck through):

We could be negatively affected by the impacts of weather.

Our operations are affected by weather, which affects demand for electricity and natural gas, the price of energy commodities, as well as operating conditions. To the extent that weather is warmer in the summer or colder in the winter than assumed, we could require greater resources to meet our contractual commitments. Extreme weather conditions or storms have ~~could~~ affected the availability of generation and ~~its~~ transmission, limiting our ability to source or send power to where it is sold, and have also affected the transportation of natural gas to our generating assets and our ability to supply natural gas to our customers. In addition, drought-like conditions limiting water usage could impact our ability to run certain generating assets at full capacity. These conditions, which cannot be accurately predicted, could cause us to seek additional capacity at a time when wholesale markets are tight or to seek to sell excess capacity at a time when markets are weak.

Climate change projections suggest increases to summer temperature and humidity trends, as well as more erratic precipitation and storm patterns over the long-term in the areas where we have generation assets. The frequency in which weather conditions emerge outside the current expected climate norms could contribute to weather-related impacts discussed above.

Securities and Exchange Commission

September 14, 2021

Beginning on February 15, 2021, our Texas-based generating assets within the ERCOT market, specifically Colorado Bend II, Wolf Hollow II, and Handley, experienced periodic outages as a result of historically severe cold weather conditions. We estimate a reduction in Net income of approximately $670 million to $820 million for the full year 2021 arising from these market and weather conditions. See “Management's Discussion and Analysis of Financial Condition and Results of Operations — Significant 2020 and 2021 Transactions and Developments — Impacts of February 21 Extreme Weather Event and Texas-based Generating Assets Outages” for additional information.

The Separation Background, page 38

6.	Please revise to disclose whether the Exelon board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were not pursued.

Company Response:

We have revised the disclosure on page 38 of the information statement.

7.	We note the disclosure on page 38 that "each holder of Exelon common stock will receive share of [y]our common stock for every share of Exelon common stock held...on...the record date." Please clarify that the issuance of shares of the Company’s common stock is based on the current assumption of one share of your common stock for each share of Exelon common stock outstanding on the record date on a pro rata basis.

Company Response:

We note that there was a typographical error in the sentence that is mentioned in the comment. There should have been a blank space as shown by the brackets below:

Each holder of Exelon common stock will receive [     ] share of our common stock for every share of Exelon common stock held at       p.m. Eastern Time, on       , 2022, the record date.

The distribution ratio has not been decided, and the sentence was not intended to convey a different message or assumption. The distribution ratio has been left blank in the information statement.

Securities and Exchange Commission

September 14, 2021

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 47

8.	Please expand your disclosure to present historical basic and diluted per share amounts based on continuing operations attributable to the controlling interests and the number of shares used to calculate such per share amounts on the face of the pro forma condensed statement of operations. Refer to Rule 11-02-(a)(9)(i) of Regulation S-X.

Company Response:

The pro forma statements that appear on pages 49 and 50 of the information statement are based upon the historical financial statements of Exelon Generation Company, LLC (“Generation”). Exelon Corporation (“Exelon”) owns 100% of the equity interests in Generation, which equity interests are not divided into shares or other units. As such, Generation cannot calculate, and has not historically presented, basic and diluted per share amounts. We revised the disclosure on page 49 as follows (additions underlined):

(In millions, except per share data)	Historical	Separation Transaction Accounting Adjustments	CENG Put Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma
Average shares of common stock outstanding (Note 3):
Basic	N/A				[—]
Diluted	N/A				[—]
Earnings per average common share (Note 3):
Basic	N/A				[—]
Diluted	N/A				[—]

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

9.	You disclose under Our Competitive Strengths that your commitment to an investment grade credit rating remains paramount and that you view a strong balance sheet as a competitive strength that will position you to pursue value enhancing opportunities. We also note that S&P lowered your senior unsecured debt rating to ‘BBB’ from ‘BBB+’ on November 4, 2020 and to ‘BBB-‘from ‘BBB’ on February 24, 2021. Please discuss and analyze material changes in your financial position. Please refer to Item 303 of Regulation S-K.

Securities and Exchange Commission

September 14, 2021

Company Response:

We have revised the disclosure on pages 117 to 118 of the information statement as follows (additions underlined):

Security Ratings

Our access to the capital markets, including the commercial paper market, and our financing costs in those markets, may depend on our securities ratings.

Our borrowings are not subject to default or prepayment as a result of a downgrading of securities, although such a downgrading could increase fees and interest charges under our credit agreements.

As part of the normal course of business, we enter into contracts that contain express provisions or otherwise permit us and our counterparties to demand adequate assurance of future performance when there are reasonable grounds for doing so. In accordance with the contracts and applicable contracts law, if we are downgraded by a credit rating agency, it is possible that a counterparty would attempt to rely on such a downgrade as a basis for making a demand for adequate assurance of future performance, which could include the posting of collateral. See Note 16 — Derivative Financial Instruments of the Notes to Consolidated Financial Statements for additional information on collateral provisions.

S&P lowered Generation’s senior unsecured debt rating to ‘BBB’ from ‘BBB+’ on November 4, 2020, following public announcement by Exelon of a strategic review of its corporate structure and consideration of separating the competitive generation and customer-facing businesses, bringing Generation’s rating in-line with its stand-alone credit profile. The change was the result of S&P’s Group Rating Methodology and the revision of the strategic relationship between the Company and Exelon from “core” to “moderately strategic,” removing any rating benefit from Exelon. The Group Rating Methodology and the associated impacts are unique to S&P.

Subsequently on February 24, 2021, S&P lowered Generation’s senior unsecured debt rating to ‘BBB-’ from ‘BBB’ in response to the financial impacts of the February 2021 weather event and Texas-based generating assets outages. See “Significant 2020 and 2021 Transactions and Developments — Impacts of February 2021 Extreme Weather Event and Texas-based Generating Assets Outages” for additional information.

The S&P ratings changes did not materially impact our financial statements. Furthermore, there were no material increases in required collateral or financial assurances or material impacts to our anticipated access to liquidity or cost of financing.

Securities and Exchange Commission

September 14, 2021

Results of Operations, page 104

10.	You disclose revenues net of purchased power and fuel expense (“RNF”) on a consolidated and segment basis. Your current disclosure of RNF on a consolidated basis outside of the segment footnote is a non-GAAP measure. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If revenues net of purchased power and fuel expense is intended to be presented as a measure of gross profit, tell us whether you considered the use of a different caption and the presentation of a reconciliation for this non- GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response:

The caption RNF, or Revenue Net of Purchased Power and Fuel Expense, is based on, and is descriptive of, the manner in which it is calculated, which is the reason the caption was selected. It is calculated by taking the GAAP measure of “Total operating revenues” and subtracting the GAAP measure of “Purchased power and fuel” expense. It is intended as a measure of gross profit – not revenue.

With respect to the reconciliation of RNF, we do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure. We do not present gross margin in our financial statements as gross margin is not a relevant metric for our industry. The primary products sold by Generation’s businesses are largely commodities consumed on a real-time, as-needed basis, largely incapable of being stored. Those sales are very different from a manufacturing company selling inventoriable finished goods where the cost of the manufacturing facility is an inventoriable cost component of that finished product. An entity’s direct costs to sell the electricity commodity in our industry includes the fuel used to generate that electricity or the purchase of that electricity from alternative sources, likewise for natural gas where supply is generally purchased in the wholesale markets for sales to retail customers.

As noted, RNF is calculated by taking the GAAP measure of Total operating revenues and subtracting the GAAP measure of Purchased power and fuel expense. That calculation/reconciliation is shown in the table on page 105 of the information statement under the caption “Results of Operation” in Management’s Discussion and Analysis of Financial Condition and Results of Operations. RNF and its calculation are further discussed in Note 5 - Segment Information beginning on page F-25 of the information statement.

Securities and Exchange Commission

September 14, 2021

Finally, please note that Exelon received a similar comment from the Staff in a comment letter dated March 6, 2020 regarding Exelon’s Form 10-K for the year ended December 31, 2019 (which Form 10-K also included Exelon Generation Company, LLC). Exelon responded similarly to the response set forth in the second paragraph of this response in a letter dated March 19, 2020. Exelon received no further questions from the Staff regarding use of RNF for Generation or requests to revise the disclosure.

11.	Please discuss and analyze the operating revenues and purchased power and fuel expense line items on a consolidated basis in your results of operations. Please also quantify the underlying reasons for material changes in RNF by region disclosed on page 108. Please refer to Item 303(b) of Regulation S-K.

Company Response:

We do not believe an analysis of the changes in operating revenues or purchased power and fuel expense provides useful information to investors given our business model and implemented risk mitigation strategy.

We evaluate Revenue Net Fuel (“RNF”) as the primary measure of operational performance given our business model and risk mitigation strategy. We aim to minimize risk of market price volatility through our integrated, ratable hedging strategy. As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we have hedged 94%-97% of our prompt year generation to protect against market price volatility. With this strategy, we have significantly reduced the overall impact of market price movement -- whether on the revenue or the purchased power and fuel side of our transactions -- as these elements generally move in tandem with each other. As a simple and illustrative example, in the customer-facing business, if we had a sale transaction of electricity delivered:

•	in 2019 for $50/megawatt-hour (MWh) and hedged (or fixed) the purchase cost of power at $45/MWh, RNF is $5/MWh

•	in 2020 for $75/MWh and hedged the purchase cost of power at $72/MWh, RNF is $3/MWh

In the example, RNF decreased 40% year-over-year, while revenue increased 50%. Analyzing the increase in revenue is not indicative of improved performance and would be misleading to investors. Rather, analyzing RNF is indicative of a decrease in performance as demonstrated in this illustrative example. Accordingly, we continue to believe that RNF is the most indicative and meaningful measure of performance.

We have revised the table on page 108 discussing RNF by region as follows (additions underlined):

Securities and Exchange Commission

September 14, 2021

For the years ended December 31, 2020 compared to 2019 changes in RNF by region were estimated as follows:

	2020 vs. 2019
(in millions)	(Decrease)/Increase	Description
Mid-Atlantic	$(451)	• decreased revenue of $(110) due to the permanent cease of generation operations at TMI in the third quarter of 2019
• decreased capacity revenues of $(85)
• decrease due to lower realized energy prices of $(300), partially offset by
• increase in newly contracted load partially offset by impacts of COVID-19 of $20
		• increased ZEC revenues of $20 due to the approval of the NJ ZEC program in the second quarter of 2019
Midwest	(60)	• decreased capacity revenues of $(50)
• decrease due to lower realized energy prices of $(30)
• decreased load due to COVID-19 offset by an increase in total ISO sales of $(10), partially offset by
		• increase of $30 due to decreased nuclear outage days
New York	(97)	• decrease of $(40) due to increased nuclear outage days
• decreased ZEC revenues of $(15) due to increased outage days
• decrease due to lower realized energy prices of $(50)
• decreased load due to COVID-19 offset by newly contracted load of $(10), partially offset by
		• increased capacity revenues of $25
ERCOT	118	• increase of $25 due to lower procurement costs for owned and contracted assets
• increase due to higher portfolio optimization of $130, partially offset by
		• decrease due to lower realized energy prices of $(40)
Other Power Regions	45	• increase due to higher portfolio optimization of $40
• increase in newly contracted load offset by impacts of COVID-19 of $100, partially offset by
• decreased capacity revenues of $(55)
		• decrease due to lower realized energy prices of $(40)
Mark-to-market(a)	510	• gains on economic hedging activities of $295 million in 2020 compared to losses of $215 million in 2019
Other	(115)	• increase in accelerated nuclear fuel amortization associated with announced early plant retirements of $(75) • decreased revenue of $(55) related to the energy efficiency business
Total	$(50)

(a) See Note 16 — Derivative Financial Instruments for additional information on mark-to-market gains and losses.

Securities and Exchange Commission

September 14, 2021

Liquidity and Capital Resources, page 110

12.	You disclose that changes in your cash flows from operations were generally consistent with changes in results of operations, as adjusted by changes in working capital in the normal course of business. Please revise to discuss and analyze why Changes in working capital and other noncurrent assets and liabilities decreased by $2.633 billion in 2020. Please also discuss and analyze why net cash flows provided by operating activities declined from $3.9 billion in 2018 to $584 million in 2020.

Company Response:

The referenced disclosure on page 112 of the information statement discussed significant impacts on operating cash flows in the four following bulleted sentences. We have revised those bulleted statements to clarify that the Changes in working capital and other noncurrent assets and liabilities were primarily due to the revolving accounts receivable financing arrangement that was entered in April 2020. We had already referenced Note 6 - Accounts Receivable, which discloses the transaction and further discloses the amount of cash included in operating activities and investing activities in the consolidated statement of cash flows.

We analyzed the decrease in net cash flows provided by operating activities from $3.9 billion in 2018 to $2.9 billion in 2019 in Exelon’s 2019 Form 10-K, of which $855 million was Changes in working capital and other noncurrent assets and liabilities in the normal course of business.

As shown in the disclosure on page 112, the decrease in net cash flows from $2.9 billion in 2019 to $584 million in 2020 is primarily due to Changes in working capital and other noncurrent assets and liabilities of $2.6 billion discussed above.

See also response to comment number 14 below.

Certain Relationships and Related Party Transactions Agreements with Exelon Related to the Separation, page 154

13.	Please revise to describe the material terms of each of your transition services agreement, tax matters agreement, and employment matters agreement.

Company Response:

We have revised the descriptions of the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement that appear on pages 155 to 158 of the information statement in order to describe the material terms of each of those agreements.

Securities and Exchange Commission

September 14, 2021

Financial Statements

Consolidated Statements of Cash Flows, page F-5

14.	You disclose a $4.4 billion decrease in net cash flows provided by operating activities in Other Assets and Liabilities in 2020. Please disaggregate the material amounts of Other Assets and Liabilities that comprise the $4.4 billion net decrease in cash flows provided by operating activities in 2020.

Company Response:

As noted in the response to comment number 12 above, the $4.4 billion net decrease in cash flows provided by operating activities in 2020 is primarily due to the revolving accounts receivable financing arrangement entered in April 2020.

In Note 6 - Accounts Receivable, we disclose the transaction, the amount of cash included in operating activities and investing activities in the consolidated statement of cash flows, and what those cash amounts relate to.

For the year ended December 31, 2020
Proceeds from new transfers	$2,816
Cash collections received on DPP	3,771
Cash collections reinvested in the facility	6,587

We recognize the cash proceeds received upon sale in Net cash provided by operating activities in our Consolidated Statement of Cash Flows. The collection and reinvestment of DPP is recognized in Net cash provided by investing activities of the Consolidated Statement of Cash Flows.

Prior to the accounts receivable financing arrangement, all cash collections on accounts receivable were presented in Net cash flows provided by operating activities. After the financing arrangement, part of the cash collections are presented in Net cash flows from investing activities (“Collection of DPP”) in accordance with U.S. GAAP, which accounts for the substantial portion of the net decrease in cash flows provided by operating activities in 2020. The decrease in Changes in other assets and liabilities due to the revolving accounts receivable financing arrangement offsets, in part, the amounts included within Net income related to the accounts receivable that are part of the financing arrangement resulting in the $2,816 million in Net cash flows provided by operating activities as disclosed in the table above.

Exhibits

15.	We note your disclosure that you expect that Generation will enter into an amended and restated credit agreement providing for a revolving credit facility. Please file a copy of this agreement as an exhibit when it is available. In addition, please file the indenture governing Generation's $4.2 billion aggregate principal amount of senior notes outstanding and any material project financing credit agreements. Refer to Item 601(b) of Regulation S-K.

Securities and Exchange Commission

September 14, 2021

Company Response:

We will file a copy of the Generation amended and restated credit agreement when it is available.

We have added hyperlinks to previous exhibit filings by Exelon Generation Company, LLC covering its senior note indenture and material project financing agreements. Exelon Generation Company, LLC is an existing reporting company.

General

16.	We note your disclosure that no vote of Exelon stockholders is required in connection with the spin-off. Please provide us with a legal analysis regarding the basis for that statement.

Company Response:

The spin-off transaction is being effected by means of a pro rata dividend distribution of shares of the Company’s common stock to holders of Exelon common stock.

Exelon Corporation is a Pennsylvania corporation governed by the Pennsylvania Business Corporation Law (“PBCL”). Under Section 1551(a) of the PBCL, a Pennsylvania corporation’s board of directors may authorize, and the corporation may make, distributions, unless restricted by the corporation’s bylaws. Exelon’s bylaws do not restrict the authority of its board to authorize distributions. Consequently, Exelon’s Board of Directors has the authority, without further shareholder approval, to declare the dividend distribution of shares of the Company’s common stock.

The spin-off transaction does not involve any transactions that would require shareholder approval under the PBCL. Exelon is not amending its existing articles of incorporation. The spin-off does not involve a merger or business combination with an interested shareholder that would require shareholder approval.

Exelon is not issuing additional shares of its common stock that would require shareholder approval under applicable stock exchange (Nasdaq Stock Market) corporate governance requirements.

* * * *

Securities and Exchange Commission

September 14, 2021

Our counsel also received a verbal comment to define “C&I” the first time that it is used in the information statement. We have made that change on page 2 under “Summary – Our Operations – Customer Acquisition and Retention.”

* * * *

If you have any questions regarding the foregoing, please contact Richard Astle at (312) 853-7270 (rastle@sidley.com), Tiffany Chan at (312) 853-7602 (tiffany.chan@sidley.com) or Brian Buck at (202) 250-1934 (Brian.Buck@exeloncorp.com).

Very truly yours,

/s/ Carter C. Culver
Name	Carter C. Culver
Title	Assistant Secretary